ANNUAL NOTICE
May 1, 2026
Schwab OneSource Annuity®	Empower Life & Annuity Insurance Company of New York Variable Annuity‑1 Series Account P.O. Box 1854 Birmingham, Alabama 35201‑1854 Telephone: 1‑800‑838‑0649 www.protective.com
This Annual Notice for the Schwab OneSource Annuity®, an individual flexible premium deferred variable annuity contract (the “Contract”) issued by Empower Life & Annuity Insurance Company of New York (“Empower”) (formerly, Great-West Life & Annuity Insurance Company of New York), provides certain updated information about your Contract since May 1, 2025. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Portfolios available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2019, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Variable Annuity-1 Series Account and for Empower Life & Annuity Insurance Company of New York, prospectuses for the Portfolios listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-838-0649 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contract is complex investment and involves risks, including potential loss of principal. Withdrawals could result in surrender charges, taxes, and tax penalties.
Empower Life & Annuity Insurance Company of New York’s obligations under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-147743

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER CONTRACT	8

SPECIAL TERMS
“We”, “us”, “our”, “Empower”, and “Company”  Refer to Empower Life & Annuity Insurance Company of New York. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.
Annuitant The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, the Annuitant will be considered the primary Annuitant (“Primary Annuitant.”)
Annuity Service Center P.O. Box 173920, Denver, CO; 80217-3920. The toll-free telephone number is (800) 838-0650.
Beneficiary The person(s) designated to receive any Death Benefit under the terms of the Contract.
Contingent Annuitant The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant.
Death Benefit The amount payable to the Beneficiary when the Owner or the Annuitant dies.
Owner (Joint Owner) or You The person(s) named in the application who is entitled to exercise all rights and privileges under the Contract, while the Annuitant is living. Joint Owners must be one another’s Spouse as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application.
Portfolio A registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.
Request Any written, telephoned, electronic or computerized instruction in a form satisfactory to Empower and Schwab received at the Annuity Service Center (or other annuity service center subsequently named) from you, your designee (as specified in a form acceptable to Empower and Schwab) or the Beneficiary (as applicable) as required by any provision of the Contract. The Request is subject to any action taken or payment made by Empower before it was processed.
Series Account Variable Annuity-1 Series Account, the segregated asset account established by Empower under New York law and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). The Series Account is also referred to as the separate account.
Spouse A person recognized as a spouse in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law.
Sub-Account A division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio. A Sub-Account may be also referred to as an “investment division” in the Prospectus, SAI, or Series Account financial statements, or “subaccount” in marketing materials.
Transfer Moving money from and among the Sub-Account(s).

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
All of the LVIP Macquarie funds changed their name to remove Macquarie and was replaced with Nomura in the fund name. Macquarie Investment Management Global Limited was also removed as the sub-adviser for the various LVIP Macquarie funds.

•
The LVIP American Century Disciplined Core Value Fund changed its name to the LVIP Avantis Large Cap Value Fund.

•
The Invesco® Oppenheimer V.I. International Growth Fund changed its name to the Invesco® V.I. International Growth Fund.

•
The Columbia Small Cap Value Fund changed its name to the Columbia Small Cap Value Discovery Fund.

•
The MFS® VIT II International Intrinsic Value Portfolio changed its name to the MFS® VIT II International Intrinsic Equity Portfolio.

•
All of the Macquarie VIP funds changed their name to remove Macquarie and was replaced with Nomura in the fund name. Macquarie Investment Management Global Limited was also removed as the sub-adviser for the various Macquarie funds.

•
For updated Fund performance and fee information please see APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?	No. The Contract does not include charges for early withdrawals.
Are There Transaction Charges?	No. The Contract does not include transaction charges. For additional information about transaction charges, see “Fee Table” and “Charges and Deductions” in the Prospectus.
Are There Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Annual Fee	Minimum	Maximum
Base contract (1)	0.85%	0.85%
Investment options (Portfolio fees and expenses) (2)	0.03%	3.38%
Optional benefits available for an additional charge	None

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge, and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year. (See “Fee Table” and “Charges and Deductions”).

(2)
As a percentage of Portfolio assets.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $697	Highest Annual Cost: $4,150
Assumes:	Assumes:

•
Investment of  $100,000

•
5% annual appreciation

•
Least expensive combination of Base Contract fee and Portfolio fees and expenses

•
No optional benefits

•
No additional Purchase Payments, transfers or withdrawals

•
No sales charges

•
Investment of  $100,000

•
5% annual appreciation

•
Most expensive combination of Base Contract fee, optional benefits and Portfolio fees and expenses

•
No additional Purchase Payments, transfers, or withdrawals

•
No sales charges

For additional information about annual charges, please see, “Fee Table” and “Charges and Deductions” in the Prospectus.
RISKS
Is There A Risk of Loss from Poor Performance?
Yes. You can lose money by investing in this Contract, including loss of principal.
For additional information about the risk of loss, see “Great-West Life & Annuity Insurance Company of New York”, “The Series Account” and “The Portfolios” in the Prospectus.

RISKS
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, federal and state income taxes may apply.
Withdrawals will reduce your contract value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “Charges and Deductions” and “Seek Tax Advice” in the Prospectus.

Are There Risks Associated with Investment Options?
Yes. An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Portfolios and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “The Portfolios” in the Prospectus.

Are There Risks Related to the Insurance Company?
Yes. An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Guaranteed Account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “Great-West Life & Annuity Insurance Company of New York” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of contract value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Investment Options, see “Charges and Deductions”, “Addition, Deletion, and Substitution” and “the Portfolios” in the Prospectus.

AreThere Any Restrictions on Contract Benefits?	No. There are no optional benefits under the Contract.
TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement arrangement (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-qualified Contract, which includes a surrender, withdrawal, payment of a death benefit, or annuity income payments, will generally result in taxable income if there has been an increase in the contract value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the contract value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “Seek Tax Advice” and “Tax Consequences of Withdrawals” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
Empower (or its affiliates, for purposes of this section only, collectively, “the Company”), in all cases as agent for GWFS, pays eligible broker/dealers compensation for the promotion and sale of the Contract. Compensation paid to eligible broker/dealers is not paid directly by the Owner or the Series Account. The Company intends to fund this compensation through a number of sources, such as fees and charges imposed under the Contract and payable to the Company, and from profits on payments received by the Company from Portfolios’ advisers or administrators for providing administrative, marketing, and other support and services to the Portfolios. The Company pays a portion of these proceeds to eligible broker/dealers for distribution services.
For additional information about compensation, see “Payments We Receive” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “Seek Tax Advice” in the Prospectus.

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 800-838-0649 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Portfolios.
The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns as of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	AB Variable Products Series Fund, Inc. - Discovery Value Portfolio - Class A - AllianceBernstein L.P.	0.82%	2.89%	8.75%	8.55%
International Equity	AB Variable Products Series Fund, Inc. - International Value Portfolio - Class A - AllianceBernstein L.P.(2)	0.92%	41.70%	10.47%	6.64%
U.S. Equity	AB Variable Products Series Fund, Inc. - Large Cap Growth Portfolio - Class A - AllianceBernstein L.P.	0.65%	13.13%	12.04%	16.17%
U.S. Equity	AB Variable Products Series Fund, Inc. - Relative Value Portfolio - Class A - AllianceBernstein L.P.(1)	0.60%	10.47%	11.42%	10.57%
U.S. Equity	Alger Large Cap Growth Portfolio - Class I-2(1)	0.85%	30.27%	11.12%	16.73%
U.S. Equity	Alger Mid Cap Growth Portfolio - Class I-2(1)	0.92%	16.77%	3.01%	11.68%
U.S. Equity	Allspring VT Discovery All Cap Growth Fund - Class 2(1)	1.00%	15.27%	6.04%	15.11%
U.S. Equity	Allspring VT Discovery SMID Cap Growth Fund - Class 2	1.15%	5.39%	-2.46%	9.94%
U.S. Equity	Allspring VT Opportunity Fund - Class 2(1)	1.00%	6.71%	8.94%	11.85%
Allocation	BlackRock Global Allocation V.I. Fund - Class I(1)	0.76%	19.80%	5.79%	7.59%
U.S. Equity	BNY Mellon Investment Portfolios: MidCap Stock Portfolio - Initial Shares - Newton Investment Management North America, LLC(1)	0.80%	10.07%	9.67%	8.78%
U.S. Equity	BNY Mellon Variable Investment Fund: Appreciation Portfolio - Initial Shares - Fayez Sarofim & Company	0.85%	10.07%	9.37%	12.92%
U.S. Equity	BNY Mellon Variable Investment Fund: Growth and Income Portfolio - Initial Shares - Newton Investment Management North America, LLC(1)	0.70%	16.83%	14.22%	14.66%
U.S. Equity	Columbia Variable Portfolio - Cornerstone Growth Fund- Class 2 (formerly, Columbia Variable Portfolio - Large Cap Growth Fund)	0.97%	15.85%	13.75%	15.69%
Sector Equity	Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2(1)	1.18%	34.37%	18.42%	22.70%
U.S. Equity	Columbia Variable Portfolio - Small Cap Value Discovery Fund - Class 2(1) (formerly, Columbia Variable Portfolio - Small Cap Value Fund)	1.13%	14.66%	12.19%	11.20%
U.S. Equity	DWS Capital Growth VIP - Class A	0.49%	12.53%	10.92%	15.29%
U.S. Equity	DWS Core Equity VIP - Class A	0.59%	16.83%	13.27%	13.53%
U.S. Equity	DWS CROCI® U.S. VIP - Class A(1)	0.71%	17.19%	12.30%	8.17%
International Equity	DWS Global Small Cap VIP - Class A(1)	0.87%	20.51%	6.74%	6.70%
U.S. Equity	DWS Small Cap Index VIP - Class A - Northern Trust Investments, Inc.(1)	0.37%	12.64%	5.84%	9.33%
U.S. Equity	DWS Small Mid Cap Growth VIP - Class A	0.85%	8.11%	2.05%	7.34%
U.S. Equity	DWS Small Mid Cap Value VIP - Class A(1)	0.80%	18.21%	9.66%	7.57%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns as of 12/31/2025)
			1 Year	5 Year	10 Year
Taxable Bond	Federated Hermes Fund for US Government Securities II - Primary Class(1)	0.78%	6.80%	-0.84%	1.06%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2(1)	0.91%	7.65%	8.86%	9.81%
International Equity	Invesco® V.I. International Growth Fund - Series I(1) (formerly, Invesco® Oppenheimer V.I. International Growth Fund)	1.00%	16.32%	2.15%	5.64%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.75%	17.45%	15.43%	11.95%
International Equity	Invesco® V.I. EQV International Equity Fund - Series I	0.90%	16.50%	3.68%	6.22%
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	15.32%	7.28%	11.00%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	15.62%	12.85%	10.73%
Taxable Bond	Invesco® V.I. High Yield Fund - Series I	0.92%	6.73%	3.64%	4.83%
U.S. Equity	Invesco® V.I. Main Street Mid Cap Fund® - Series I	0.94%	9.19%	9.11%	9.35%
U.S. Equity	Invesco® V.I. Main Street Small Cap Fund® - Series I	0.84%	8.70%	8.34%	10.59%
U.S. Equity	Invesco® V.I. Small Cap Equity Fund - Series I	0.96%	8.05%	7.32%	9.55%
Sector Equity	Invesco® V.I. Technology Fund - Series I	0.96%	20.47%	10.30%	15.78%
Allocation	Janus Henderson Balanced Portfolio - Service Shares	0.87%	14.82%	8.21%	9.86%
Taxable Bond	Janus Henderson Flexible Bond Portfolio - Service Shares(1)	0.82%	7.22%	-0.47%	2.07%
International Equity	Janus Henderson Global Research Portfolio - Institutional Shares	0.82%	20.92%	12.51%	12.93%
Sector Equity	Janus Henderson Global Technology and Innovation Portfolio - Service Shares	0.97%	24.84%	13.44%	21.18%
International Equity	Lazard Retirement Emerging Markets Equity Portfolio - Service Shares(1)	1.38%	41.77%	10.76%	9.35%
Allocation	LVIP American Century Balanced Fund - Standard Class II - Lincoln Financial Investments Corporation(1)	0.77%	9.62%	6.49%	8.03%
International Equity	LVIP American Century International Fund - Standard Class II - Lincoln Financial Investments Corporation(1)	0.95%	15.98%	1.85%	6.42%
U.S. Equity	LVIP American Century Mid Cap Value Fund - Service Class - Lincoln Financial Investments Corporation(1)	1.01%	8.83%	8.72%	8.96%
U.S. Equity	LVIP American Century Value Fund - Standard Class II - Lincoln Financial Investments Corporation(1)	0.71%	16.02%	11.65%	10.23%
U.S. Equity	LVIP Avantis Large Cap Value Fund - Standard Class II - Lincoln Financial Investments Corporation - American Century Investment Management, Inc.(1) (formerly, LVIP American Century Disciplined Core Value Fund)	0.71%	14.86%	8.78%	10.39%
U.S. Equity	LVIP Baron Growth Opportunities Fund - Service Class - Lincoln Financial Investments Corporation - BAMCO Inc.(1)	1.15%	-10.08%	-0.33%	8.78%
U.S. Equity	LVIP JPMorgan Small Cap Core Fund - Standard Class - Lincoln Financial Investments Corporation	0.77%	10.27%	6.40%	8.95%
U.S. Equity	LVIP Nomura SMID Cap Core Fund - Standard Class - Lincoln Financial Investments Corporation (1) (formerly, LVIP Macquarie SMID Cap Core Fund)	0.80%	8.85%	9.10%	9.65%
International Equity	Nomura VIP Emerging Markets Series - Standard Class - Delaware Management Company, a series of Nomura Investment Management Business Trust (1) (formerly, Macquarie VIP Emerging Markets Series)	1.16%	81.26%	8.81%	12.17%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns as of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	Nomura VIP Small Cap Value Series - Standard Class - Delaware Management Company, a series of Nomura Investment Management Business Trust (formerly, Macquarie VIP Small Cap Value Series)	0.74%	8.16%	9.26%	9.15%
International Equity	MFS® VIT II International Intrinsic Equity Portfolio - Service Class - Massachusetts Financial Services Company(1) (formerly, MFS® VIT II International Intrinsic Value Portfolio)	1.14%	32.96%	7.02%	9.68%
Sector Equity	MFS® VIT Utilities Series - Service Class - Massachusetts Financial Services Company(1)	1.03%	14.76%	7.38%	9.22%
U.S. Equity	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - Class S(1)	1.10%	11.34%	9.83%	7.51%
U.S. Equity	NVIT Mid Cap Index Fund - Class II - Nationwide Fund Advisors - BlackRock Investment Management, LLC	0.66%	6.82%	8.47%	10.06%
Commodities	PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class - Pacific Investment Management Company LLC(1)	3.19%	18.79%	10.55%	6.54%
Taxable Bond	PIMCO VIT High Yield Portfolio - Administrative Class - Pacific Investment Management Company LLC	0.81%	8.95%	3.97%	5.57%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Administrative Class - Pacific Investment Management Company LLC	0.66%	5.52%	1.57%	1.79%
Taxable Bond	PIMCO VIT Total Return Portfolio - Administrative Class - Pacific Investment Management Company LLC	0.73%	8.89%	0.02%	2.36%
U.S. Equity	PSF PGIM Jennison Blend Portfolio - Class II(1)	0.86%	18.05%	11.88%	13.50%
U.S. Equity	Putnam VT Core Equity Fund - Class IA - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	0.67%	17.11%	16.25%	15.49%
Sector Equity	Putnam VT Global Health Care Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited; The Putnam Advisory Company, LLC	1.00%	15.05%	7.71%	8.36%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	0.79%	20.35%	15.38%	13.30%
Taxable Bond	Putnam VT Mortgage Securities Fund - Class IB - Franklin Advisers, Inc. - Putnam Investment Management, LLC; Franklin Templeton Investment Management Limited(1)	0.75%	9.09%	0.83%	1.62%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.44%	8.73%	10.40%	7.63%
Money Market	Schwab® Government Money Market Portfolio™	0.27%	4.11%	3.09%	1.96%
U.S. Equity	Schwab® S&P 500 Index Portfolio	0.03%	17.83%	14.38%	14.75%
Sector Equity	T. Rowe Price® Health Sciences Portfolio-II Class(2)	1.11%	17.80%	3.86%	8.70%
International Equity	Templeton Foreign VIP Fund - Class 2(1)	1.08%	29.19%	8.25%	5.75%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	15.73%	-0.96%	-0.15%
International Equity	Third Avenue Value Portfolio(1)	1.30%	34.85%	17.68%	9.66%
Taxable Bond	Touchstone VST Bond Fund - Class I - Fort Washington Investment Advisors, Inc(1)	0.62%	7.63%	-0.14%	2.13%
U.S. Equity	Touchstone VST Common Stock Fund - Class I - Fort Washington Investment Advisors, Inc(1)	0.73%	17.83%	13.80%	14.20%
U.S. Equity	Touchstone VST Common Stock Fund - Class SC - Fort Washington Investment Advisors, Inc	0.92%	17.65%	13.58%	13.93%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns as of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	Touchstone VST Small Company Fund - Class I - Fort Washington Investment Advisors, Inc(1)	0.76%	9.72%	9.10%	11.37%
Taxable Bond	VanEck® VIP Emerging Markets Bond Fund - Initial Class(1)	1.10%	18.49%	3.91%	5.24%
Sector Equity	VanEck® VIP Global Resources Fund - Class S	1.32%	36.17%	10.24%	8.06%
U.S. Equity	Victory Pioneer Fund VCT Portfolio - Class I	0.75%	23.35%	14.98%	15.75%
U.S. Equity	Victory Pioneer Mid Cap Value VCT Portfolio - Class II	1.01%	10.86%	10.88%	8.73%
U.S. Equity	Victory Pioneer Select Mid Cap Growth VCT Portfolio - Class I	0.86%	20.47%	5.73%	11.93%

(1)
These Portfolios and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2019, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000058940